January 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Jason Drory

Chris Edwards

Tracie Mariner

Lynn Dicker

Re: Metsera, Inc.

Registration Statement on Form S-1

File No. 333-284225

Acceleration Request

Requested Date: January 30, 2025

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc. and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join Metsera, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-284225) (the “Registration Statement”) to become effective on January 30, 2025, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, BofA Securities, Inc. Goldman Sachs & Co. LLC As representatives of the several underwriters listed in Schedule A to the Underwriting Agreement

BofA Securities, Inc.

By:	/s/ Greg Butz
Name:	Greg Butz
Title:	Co-Head of North America Healthcare, Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Ryan Fisk
Name:	Ryan Fisk
Title:	Healthcare, Managing Director

cc: Christopher Whitten Bernard, Chief Executive Officer, Metsera, Inc.

Rachel Bushey, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP

Adam V. Johnson, Goodwin Procter LLP

Peter N. Handrinos, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP

[Signature Page to Acceleration Request]